Exhibit 14.3

Reporting Questionable Accounting, Internal Accounting Controls and Auditing Matters

Complaints or concerns by individuals outside of Intervest Bancshares Corporation regarding our accounting, internal accounting controls or auditing matters should be mailed to the Audit Committee of Intervest Bancshares’s Board of Directors, at the following address:

Accounting Concerns

Audit Committee of the Board of Directors

Intervest Bancshares Corporation

Attn: Chairman of Audit Committee

C/O Michael A. Callen

10901 Riverwood Drive

Potomac, Maryland 20854

You may report your complaints or concerns anonymously and confidentially. The Audit Committee encourages you to supply contact information with your submission to facilitate clarification and any assistance with possible investigation. All complaints or concerns will be forwarded directly to the Chairman of the Audit Committee for review. To assist the Audit Committee in reviewing and, if necessary, investigating your complaints or concerns, please, to the extent possible, include the following information in your submission:

•	the alleged event, matter or issue that is the subject of the complaint or concern;

•	the name of each person involved;

•	if the complaint or concern involves a specific event or events, the approximate date and location of each event; and

•	any additional information, documentation or other evidence available to support the complaint or concern.